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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

            Amendment No. 2 Under the Securities Exchange Act of 1934

                              24/7 Real Media, Inc.
                                (Name of Issuer)
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                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   901314 10 4
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                                 (CUSIP Number)

            Paul Weinberg
            Elbit Ltd.
            3 Azrieli Center                 Richard Gilden
            The Triangle Building            Kramer Levin Naftalis & Frankel LLP
            67023 Tel Aviv                   919 Third Avenue
            Israel                           New York, NY 10022
            011-972-3-6075555                212-715-9486
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 9, 2003
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             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS' 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

CUSIP NO. 901314 10 4

                                       13D
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

          Elbit Ltd.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                     [_]

     (b)                                                                     [_]

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3.   SEC Use only
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4.   Source of funds (See Instructions)        WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization      Israel
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares     7.   Sole Voting          5,006,774 shares of common stock,
Beneficially Owned        Power                par value $0.01 per share
by Each Reporting    -----------------------------------------------------------
Person With          8.   Shared Voting
                          Power                0
                     -----------------------------------------------------------
                     9.   Sole Dispositive     5,006,774 shares of common stock,
                          Power                par value $0.01 per share
                     -----------------------------------------------------------
                     10.  Shared Dispositive
                          Power                0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially    5,006,774 shares of common stock, par
     Owned by Each Reporting Person   value $0.01 per share
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]
     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   7.39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person                  CO
     (See Instructions)

Elbit Ltd. ("Elbit") previously filed a Schedule 13D on January 28, 2003 (the "January 2003 Filing") and an amendment thereto on April 16, 2003 (together with the January 2003 Filing, the "Previous Filing") with respect to shares of common stock of 24/7 Real Media, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Issuer"). This Amendment No. 2 on Schedule 13D/A (the "Amendment") supplements and amends the Previous Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given them in the January 2003 Filing.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Previous Filing is hereby amended as follows:

     (a)-(b) Elbit is the beneficial owner of an aggregate of 5,006,774 shares of Issuer Common Stock, representing approximately 7.39% of the issued and outstanding Issuer Common Stock. Of this total, 4,729,351 shares of Issuer Common Stock are directly owned by Elbit and 277,423 shares of Issuer Common Stock are owned by Elbit Vflash Inc., a wholly owned subsidiary of Elbit. Elbit has the sole power to vote and direct the disposition of all of the shares. To the knowledge of Elbit, none of the persons named in Schedule A of the January 2003 Filing beneficially own any shares of Issuer Common Stock.

Item 5(c) of the Previous Filing is hereby amended as follows:

     (c) During the period commencing on April 14, 2003, and ending on May 16, 2003, Elbit sold, through its broker, an aggregate of 3,222,997 shares of Issuer Common Stock in a series of transactions at a price per share ranging from $0.28 to $0.50 (the "Sales"). Of the 3,222,997 shares sold, 3,049,297 shares were sold during the period between May 9, 2003 and May 16, 2003 at a price per share ranging from $0.33 to $0.501. The aggregate consideration received by Elbit from the Sales was one million, two hundred and eight thousand three hundred and eighty four dollars ($1, 208,384), resulting in an average price per share of approximately $0.37.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

May 20, 2003

                                               Elbit Ltd.


                                               By: /s/ Paul Weinberg
                                               ---------------------------------
                                               Name: Paul Weinberg
                                               Title: Director


                                        4


                         STATEMENT OF DIFFERENCES
                         ------------------------
The section symbol shall be expressed as................................ 'SS'